

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Daniella Strygina
President
Glidelogic Corp.
21/1 Erkindik Ave, ste. 187
Bishkek, Kyrgyzstan 720000

>   **Re: Glidelogic Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 12, 2021**
>   **File No. 333-254750**

Dear Ms. Strygina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our reference to prior comments refers to our April 21, 2021 letter.

Form S-1/A filed May 12, 2021

General

1. In response to prior comment 1, you reference having negotiated a consulting agreement that is expected to generate up to $20,000 in revenue. Please clarify whether you have entered into this consulting agreement. If so, please describe the terms of the consulting agreement, including providing a description of the consulting services that you will provide. Further, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

2. Please provide an updated consent from your Independent Registered Public Accounting Firm.

      You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Robert J. Zepfel